

# Own Your Own Health Care… *literally*

Have you noticed ownership of health and health care of the many has moved into the hands of a wealthy few?  Over the last 25 years, the sharp increase of executive and administrator roles in healthcare has outpaced the growth of physicians by 3,000%[1]. Our individual healthcare premiums and unanticipated costs have skyrocketed, while the average health care CEO earns $20 million per year. The highest paid CEO in health care makes $900 million per year[2].

Imagine that you can fund a new economy: one where our community owns our healthcare instead of corporations. Imagine that we, as people seeking health and healthcare, can create a new model of care: one that is accessible and collaborative, that serves and treats us as whole beings, taking into account our lived experience.

## This is an opportunity for anyone to invest in and own a new model of healthcare and world class real estate, regardless of your income or wealth.

The Karisha Public Benefit Corporation is shifting the ownership of health and healthcare from corporations to communities. In Fall 2021, we plan to hold a Community Public Offering to raise $1 million toward community financing for our prototype health and healing center in Austin, Texas, the Karisha Community Center for Wellness (planned to open in 2023). We are partnering with Cutting Edge Capital and using models like the Food Commons in Fresno, California as our guide in creating a new paradigm for healthcare.

## If you believe that healthcare should be owned by the people it serves, we invite you to become an investor-owner and healthcare change agent!

### What is a Community Public Offering or Investment Crowdfunding?
In a typical private investment offering in the USA, individuals must have a net worth of $1 million (excluding residence) or an income of $200,000 to invest in a company. That's how wealth creates more wealth. **We're changing that**! A Community Public Offering enables everyday people to invest in a company, irrespective of our wealth[3]. Depending on your income and wealth status, you may be able to invest $5, $50, $500 or $50,000.

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[1] https://www.athenahealth.com/insight/expert-forum-rise-and-rise-healthcare-administrator
[2] http://pnhp.org/ AND https://www.npr.org/sections/health-shots/2017/07/26/539518682/
as-cost-of-u-s-health-care-skyrockets-so-does-pay-of-health-care-ceos
[3] We will utilize the Regulation Crowdfunding (Reg CF) to enable anyone to invest in Karisha Community.

**How else is Karisha Community Public Benefit Corporation (PBC) changing ownership of health care?** Karisha PBC will be financed in part through community owners. Once we open our doors in 2023, Karisha PBC will be owned in part by our community investors and in part by the Austin Health Commons, a community non-profit trust that will provide stewardship and guidance.

**I don't live in Austin. How does this apply to me?**
Karisha Community PBC is a prototype. It's a model for other healthcare providers and communities around the country. Karisha Community is an opportunity for you to invest in the future of healthcare and to create a new economy; one that is owned by the community; one that is owned by you and me.

## How do I become a community investor of Karisha Public Benefit Corporation?

The Karisha PBC offering will launch in Fall 2021. If you are interested in following our progress or investing, please give us your name, email address or phone number, and zip code. We will be in touch with you to share our next steps, process, and timeline.

 **Karisha** is a Public Benefit Corporation and our prototype health and healing center in development. Karisha PBC will house a healing kitchen, mind body center, primary care (including medical doctors, mental health care, naturopathy, acupuncture, chiropractic, and more) with accessible priority care. We'll be located at 4500 E. 51st St. Austin, Texas 78723. To learn more, visit our website at www.karisha.org

 **Austin Health Commons** (AHC) is a non-profit organization that shifts the ownership of health from corporations back to the community and fosters root-cause community healing through Truth, Racial Healing, and Transformation. Our Health Commons will own the Karisha Community Center for Wellness, Karisha's prototype health and healing center that fosters an individual's innate capacity to love and heal. Similarly, our Health Commons fosters our community's innate capacity to love and heal. To learn more, visit our website at www.austinhealthcommons.org or email us at info@austinhealthcommons.org.


EQUALITY
imagines an
equal world.
"I care about all
students equally"
CENTER for URBAN
EDUCATION
But the world
ISN'T EQUAL.
Scholarships
Educated
Parents
SAT / ACT Tutors
Middle to Upper Class
Honors Courses, AP Credit &
Highly Skilled Teachers
Active Social Networks and Social Capital
Poorly Funded Schools
Less-Skilled Teachers
Counselor Ratios: 1:1000
Truncated Curriculum
CENTER for URBAN
EDUCATION

***Our work is overcoming a great divide … the hierarchy of human value.***

-Dr. Gail Christopher